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February 14, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Mail Stop 3561 Washington, D.C. 20549 Attention: Christina Chalk, Esq. Evan Jacobsen, Esq.

Re:	Tongjitang Chinese Medicines Company
Amendment No. 1 to Schedule 13E-3
Filed on January 19, 2011
File No. 005-83729

Dear Ms Chalk:

In connection with the agreement and plan of merger dated as of October 29, 2010, by and among Tongjitang Chinese Medicines Company, a Cayman Islands company (the "Company"), Hanmax Investment Limited, a British Virgin Islands company wholly owned by Mr. Xiaochun Wang, chairman of the board of directors of the Company ("Hanmax"), Fosun Industrial Co., Limited, a Hong Kong company ("Fosun"), and Tonsun International Company Limited, a Cayman Islands company, we are filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 ("Amendment No. 2") to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, the "Transaction Statement"), initially filed with the Commission on November 26, 2010 and amended pursuant to Amendment No. 1 to the Transaction Statement filed with the Commission on January 19, 2011, on behalf of the filing persons named in Amendment No. 2.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 14, 2011

This letter sets forth the Company's responses to comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the Commission dated January 31, 2011 (the "Comment Letter") relating to Amendment No. 1 to the Transaction Statement.  For the Staff's convenience, each of the Staff's comments has been stated below in its entirety, with the Company's response to a particular comment set out immediately under such comment.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.  When indicated, the responses described below are contained in Amendment No. 2.

Also enclosed, for the convenience of the Staff, are two copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Transaction Statement.

Exhibit 99(a)(1)

Summary Term Sheet, page 1

Position of the Buyer Parties as to Fairness, page 3

1.
In the first sentence you define "Buyer Parties," but in the last sentence you state that "in the Merger Agreement and where the terms of the Merger Agreement are described, the term 'Buyer Parties' refers to Hanmax, Fosun and Merger Sub only."  Given the possibility of confusion, please tell us why you considered using separate defined terms to distinguish between the definition of "Buyer Parties" in the Transaction Statement and the Merger Agreement.  Alternatively, revise this disclosure document to differentiate and clarify.

Response:  In response to the Staff's comment, we have amended the Transaction Statement on page 4 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2 to add a defined term "Buyer Filing Parties" in order to reduce the possibility of confusion.

Financing of the Merger, page 4

2.
Refer to comment 8 in our prior comment letter.  In your revised disclosure here, briefly describe or explain the "transaction documents relating to the going private transaction" upon which funding under the credit facility is conditioned.

Response:  In response to the Staff's comment, we have amended the Transaction Statement to describe the transaction documents relating to the going private transaction upon which funding under the credit facility is conditioned.  Please see page 4 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 14, 2011

3.
Your disclosure indicates that part of the funds for the purchase of shares will come from cash contributions by Hanmax and Fosun.  Quantify the amount of funds that will come from these parties and those that will come from your credit facility with CITIC.  As you know, funds needed to pay customary fees and expenses and pay for purchased shares are expected to total $24 million, and the CITIC credit facility ill provide access to $25 million.

Response:  In response to the Staff's comment, we have amended the Transaction Statement to describe the amount of funds that will come from cash contributions by Hanmax and Fosun and those that will come from the credit facility with CITIC.  Please see page 4 and page 50 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

Identity and Background of Filing Persons, page 18

4.	We note your use of the defined term "Filing Persons" throughout the Transaction Statement. It does not appear that you have defined this term. Please revise.

Response:  In response to the Staff's comment, we have amended the Transaction Statement to define the term "Filing Persons".  Please see page 17 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

Special Factors, page 20

Background of the Proposed Merger, page 20

5.	We reissue prior comment 14; please revise to provide a more detailed discussion of the sale process for your non-core assets. Specifically address how potential buyers were identified and approached.

Response:  In response to the Staff's comment, we have amended the Transaction Statement to provide a more detailed discussion of the sale process for the non-core assets.  Please see pages 18 and 19 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

6.	We reissue prior comment 15; please revise your disclosure on page 24 to provide a more detailed explanation of how Morgan Stanley identified prospective buyers.

Response:  In response to the Staff's comment, we have amended the Transaction Statement.  Please see page 23 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 14, 2011

7.
We note your response to prior comment 17 and the revised disclosure you have provided in response in the proxy statement under "Background of the Proposed Merger."  We do not necessarily agree with your conclusions regarding the timeliness of the filing of the Schedule 13D by the relevant parties.

Response:  In response to the Staff's comment, we have further amended the Transaction Statement to clarify the events preceding the adoption of resolutions by the board of directors of Fosun on April 7, 2010 approving the proposal to the Company and the consortium agreement.  Please see page 20 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

8.	We note your response to prior comment 18. Please revise to provide a more detailed explanation of "the information received from the Company's management" referenced in the first sentence on page 23.

Response:  In response to the Staff's comment, we have amended the Transaction Statement to clarify that the information received from the Company's management consisted of a brief description and the book value of the non-core assets.  Please see page 21 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

9.
We note your response to prior comment 21.  As we previously noted in our comments, the disclosure in the Background section reveals that during the course of the negotiations leading up to the proposed transaction, several financing commitment letters received by the purchasers expired.  Please revise to explain why, if known, the commitment letters had such short durations.

Response:  The Company respectfully advises the Staff that the commitment letters had such short durations because the parties to the commitment letters expected to enter into a definitive credit facility agreement before the expiration of such commitment letters.  In response to the Staff's comment, we have amended the Transaction Statement.  Please see pages 20, 22, 23 and 24 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

Board of Directors Deliberations, page 33

10.
We note your response to prior comment 25.  The company appears to include affiliated security holders because some of the company's affiliates are shareholders.  Rule 13e-3, however, requires affiliates to state whether the transaction is fair to unaffiliated security holders.  See Item 1014(a) of Regulation M-A, Exchange Act Rule 13e-3(a)(4) and Exchange Act Release 34-17719 at Q&A 21 (April 13, 1981) for guidance.  Please revise to expressly disclose whether the company believes that the transaction is substantively and procedurally fair to unaffiliated security holders.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 14, 2011

Response:  In response to the Staff's comment, we have amended the Transaction Statement to expressly disclose that the Company believes the transaction is substantively and procedurally fair to unaffiliated security holders.  Please see page 32 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

Certain Financial Projections, page 35

11.
We note that you have included financial projections provided to Morgan Stanley and the independent committee in your revised disclosure document.  It appears that these projections were not prepared in accordance with US GAAP.  As a result, advise what consideration you have given as to whether the inclusion of these projections would require additional disclosure under Rule 100(a) of Regulation G.  We may have additional comments after we review your response.

Response:  In response to the Staff's comment, we have amended the Transaction Statement to include a reconciliation of the post-disposal of non-core assets financial projections to US GAAP.  Please see pages 36 and 37 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

Purposes of and Reasons for the Proposed Merger, page 51

12.
We reissue prior comment 34.  In addition, provide a more detailed explanation of why the factors presented in the bullet point list on page 52 are more prevalent now "more than any other time" in the company's operating history.

Response:  In response to the Staff's comment, we have amended the Transaction Statement to remove the phrase "more than any other time" and provided the reasons for the Buyer Parties to undertake the going private transaction at this time.  Please see pages 47 and 48 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

13.	We reissue prior comment 35 with respect to the company.

Response:  In response to the Staff's comment, we have amended the Transaction Statement.  Please see pages 18-27 and 32 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2. We further refer the Staff to the disclosure on page 18 regarding the independent committee’s assessment of Tongjitang’s continuing efforts to return to profitable operations, as well as the disclosure on pages 24, 25 and 26 regarding the lack of interest from any other potential strategic or financial buyer for an alternative transaction.

Christina Chalk, Esq.
Evan Jacobsen, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 14, 2011

Financial Information. page 79

14.
We note your response to prior comment 38.  Although Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) and (c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference securities.  Rather, Item 1010(a)(3) and (c)(4) of Regulation M-A requires that you present your ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K."  The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which you have any fixed charges.  Please advise.

Response:  In response to the Staff's comment, we have amended the Transaction Statement.  Please see page 73 of the Proxy Statement filed as Exhibit 99(a)(1) to Amendment No. 2.

*           *           *

Please do not hesitate to call Louis Lehot or Jason Schendel of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (650) 815-2640, or Scott Clemens or Chengfei Ding of Baker & McKenzie, counsel to the other Filing Persons, at + (86) 10 6535 3971, with any questions or further comments you may have regarding this filing or if you wish to discuss any of the above responses.

Sincerely,

/s/ Louis Lehot Louis Lehot, Esq. for Sheppard, Mullin, Richter & Hampton llp	/s/ Scott Clemens Scott Clemens, Esq. for Baker & McKenzie

cc:	Mr. Justin Chen, Tongjitang Chinese Medicines Company
Jason R. Schendel, Sheppard, Mullin, Richter & Hampton LLP
Yi Zhu, Sheppard, Mullin, Richter & Hampton LLP
Robert Grauman, Baker & McKenzie LLP
Brian Spires, Baker & McKenzie LLP
Chengfei Ding, Baker & McKenzie LLP